DuPont Canada Inc.
P.O. Box 2200, Streetsville
Mississauga, Ontario
L5M 2H3
Telephone (905) 821-3300
Fax (905) 821-5110

DUPONT®

DuPont Canada

02 JUN -5 AM 11:11

May 7, 2002

File 82-19
DuPont Canada Inc.

Securities & Exchange Commission
450 – 5th Street, N.W.
Judiciary Plaza
Washington, DC 20549
U.S.A.

02034625

SUPPL

Dear Sir/Madam:

DUPONT CANADA INC.
NOTICE OF CHANGE OF DIRECTORS

Please be advised that on May 3, 2002 Doug W. Muzyka was appointed a director of DuPont Canada Inc.

This information is provided pursuant to the exemption set forth in Rule 12g 3-2(b)(1).

If you require further documentation, please contact me at (905) 821-5499.

Yours very truly,

DUPONT CANADA INC.

PROCESSED
JUN 13 2002
THOMSON
FINANCIAL

Carolyn Harkness
Administrative Assistant

Attach.
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